FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of March, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:March 20, 2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 20 March 2006
                            'Unilever sells Mora'

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Exhibit 99


                     UNILEVER SELLS MORA TO AD VAN GELOVEN


Rotterdam, 20 March.- Unilever and Ad van Geloven have reached a definitive agreement on the sale of Mora, a Unilever subsidiary. The intention to sell Mora was announced on 16 September 2005. On 20 December 2005 it was announced that talks had started between Unilever and Ad van Geloven. The sale was conditional on the advice of the works council and approval by the competition authorities.

The sale comprises the factories in Maastricht and in Mol (Belgium) and the marketing and sales activities. In total some 600 people work for Mora; its turnover amounts to around 100 million euros.